

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 13, 2023

Robin M. Raju
Chief Financial Officer
Equitable Holdings, Inc.
1290 Avenue of the Americas
New York, New York 10104

> **Re: Equitable Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 21, 2023**
> **File No. 001-38469**

Dear Robin M. Raju:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance